Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 26, 2024

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A (“Amendment 151”), and
Post-Effective Amendment No. 152 to the Trust’s Registration Statement on Form N-1A (“Amendment 152,” and together with Amendment 151, the “Amendments”)
File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on February 5, 2024, with respect to the Amendments and the Trust’s proposed five new series in Amendment 151, the YieldMax TSLA Inverse Option Income Strategy ETF, YieldMax Innovation Inverse Option Income Strategy ETF, YieldMax NVDA Inverse Option Income Strategy ETF, YieldMax COIN Inverse Option Income Strategy ETF, and YieldMax AAPL Inverse Option Income Strategy ETF, and the and the Trust’s proposed one new series in Amendment 152, the YieldMax N100 Inverse Option Income Strategy ETF (the “N100 Fund”). Each series is referred to as a “Fund,” and collectively as the “Funds.” For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

As previously discussed with the Staff, the Trust has determined to revise the names of the Funds as follows: YieldMax TSLA Short Option Income Strategy ETF, YieldMax Innovation Short Option Income Strategy ETF, YieldMax NVDA Short Option Income Strategy ETF, YieldMax COIN Short Option Income Strategy ETF, YieldMax AAPL Short Option Income Strategy ETF, and YieldMax N100 Short Option Income Strategy ETF. The Trust confirms that the new Fund names do not require material revisions to the strategy disclosures (or 80% tests). The Trust determined to change the Funds’ names because it determined “Short” was more descriptive of each Fund’s strategy.

PROSPECTUS

General

1.	On EDGAR, please update each Fund’s name and ticker id information.

Response: The Trust confirms that such information has been updated on EDGAR.

2.	Please supplementally explain to us how each Fund will comply with the leverage requirements of Rule 18f-4. In particular, please explain what each Fund’s “designated reference portfolio” will be and why it was determined to be an appropriate reference portfolio for a Fund focused on a single issuer.

Response: Each Fund’s overall risk profile and VaR calculations are expected to be consistent with the corresponding long versions of existing YieldMax funds (Tickers: TSLY, CONY, NVDY, APLY, and OARK (the “Long Funds”)), absent the N100 Fund which does not have an equivalent long YieldMax ETF. In light of the Adviser’s experience with the existing Long Funds, the Adviser has confidence that each Fund will comply with the leverage requirements of Rule 18f-4.

Each Fund, other than the N100 Fund, will use the same reference portfolio as its corresponding Long Fund.

In the case of the 4 single stocks Funds (i.e., YieldMax TSLA Short Option Income Strategy ETF, YieldMax NVDA Short Option Income Strategy ETF, YieldMax COIN Short Option Income Strategy ETF, and YieldMax AAPL Short Option Income Strategy ETF), each Fund’s benchmark is deemed appropriate because of a combination of the following factors: (i) correlation to the underlying single stock, (ii) specific overlap to the underlying stock, and/or industry correlation to the underlying stock.

For the YieldMax Innovation Short Option Income Strategy ETF, the NYSE Fang+ index is deemed appropriate because of a combination of (i) an overlap to a number of the underlying stocks in the underlying ETF (i.e., ARKK), and (ii) a there's a historical correlation between the NYSE Fang+ index and large cap technology companies.

For the YieldMax N100 Short Option Income Strategy ETF, the Nasdaq 100 is considered the most suitable benchmark. This is because the ETF's option strategy directly tracks this index, making it a direct point of comparison.

Please see below for a mapping between each Fund and its intended benchmark:

Fund Name	Reference Portfolio
YieldMax TSLA Short Option Income Strategy ETF	NYSE Fang+ Index
YieldMax Innovation Short Option Income Strategy ETF	NYSE Fang+ Index
YieldMax NVDA Short Option Income Strategy ETF	NYSE Fang+ Index
YieldMax COIN Short Option Income Strategy ETF	S&P CME Bitcoin Futures Index
YieldMax AAPL Short Option Income Strategy ETF	NYSE Fang+ Index
YieldMax N100 Short Option Income Strategy ETF	Nasdaq 100

Principal Investment Strategies

3.	Consider adding diagrams showing how the options strategies will work or fail assuming different scenarios. See, for example, the First Trust Exchange Traded Fund VIII’s FT Vest US Equity Buffer ETF summary prospectus dated January 2, 2024.

Response: The Trust respectfully declines to add similar diagrams. The Trust notes a key distinction between the Funds and the provided ETF example. Specifically, the ETF example operates with a clear, specified timeframe during which it implements a defined option strategy. In the absence of such a specified period, comparable charts might be misleading, as outcomes can vary significantly depending on the duration of investment due to their dependence on the sequence of events over time.

4.	In the Synthetic Put Strategy overview, or where appropriate, please add an explanation of why the Sub-Adviser has decided to use a synthetic put strategy rather than a traditional one.

Response: The Trust confirms that the Prospectus has been supplemented with an explanation of why the Sub-Adviser has decided to use a synthetic put strategy rather than a traditional one.

5.	Consider adding, either later in the prospectus or an appendix thereto, numeric examples illustrating the operation of elements 1, 2, and 4 of the synthetic covered put strategy.

Response: The Trust confirms that the Prospectus has been supplemented with an example that reads substantially as follows:

For illustrative purposes, consider a scenario where a synthetic covered put strategy is initiated while the value of the reference asset is $100. This sets the strike price for both the at-the-money call and put options at $100. Additionally, a short put option is struck 5% out-of-the-money (i.e., below the market value), with a strike price of $95. If the value of the reference asset decreases to $80, the Fund benefits from the price decline up to the $95 strike price of the short put option. This scenario would result in a 5% return for the Fund from the decrease in the asset's value.

6.	In the Synthetic Short Exposure paragraph, consider stating (as you do on the Chart on page 5) that the purpose of selling the call options is to help pay for the purchased put options.

Response: The Trust confirms that the foregoing explanation has been added to the aforementioned paragraph.

7.	Consider adding another column to the Fund Portfolio table indicating the primary role each holding type plays in the strategy. Alternatively, this information could be added to the first column.

Response: The Trust confirms that an additional column has been added to the Fund Portfolio table indicating the primary role each holding type plays in the strategy.

8.	The Staff notes that the market value for Tesla is as of June 30, 2022, please update this information.

Response: The Trust confirms that the market value for Tesla has been updated (per information in Tesla’s most recent 10-K).

9.	Please disclose each underlying issuer’s historical market volatility.

Response: The Trust respectfully declines to add historical market volatility information for each underlying issuer, as the Trust believes this disclosure is not relevant as the Funds do not seek leveraged returns of the underlying issuers and therefore are not subject to the risk of compounding returns where volatility may have a dramatic effect on returns.

10.	With respect to the heading “Inverse Electric Vehicle Consumer Adoption Risk,” under TSLA Price Appreciation Risk, consider changing the word “inverse” to “increased.”

Response: The Trust confirms that the heading has been revised to replace the word “inverse,” with “increased.”

11.	Under the “Options Contract” disclosure under Derivatives Risk, there is a statement that “The options held by the Fund are exercisable at the strike price on their expiration date. As it appears that the options used by the Fund are European style, it would be helpful to note that in the investment strategy section, along with an explanation of the difference between European and American style options.

Response: The Trust confirms that disclosure has been added to the Principal Investment Strategies section, indicating that the Funds will use European-style options for the short call position. In addition, the Item 9 Overview of Options Terminology disclosure has been bolstered to describe the material difference between American and European style options contracts.

12.	Under Tax Risk, it states that “If the Fund’s investments in options were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund, generally, has a grace period to cure such lack of compliance.” Please supplementally explain how the Funds will meet this test.

Response: Each Fund’s option values are monitored regularly throughout the quarter. If necessary, each Fund would be able to meet this test by either closing out option positions or “rolling” the synthetic option build to a new at-the-money strike, which would bring the value of the options back down below the threshold.

13.	With respect to the YieldMax Innovation Inverse Option Income Strategy ETF, please advise how you became comfortable with the depth/liquidity of the ARKK options market. For example, you could compare daily volumes against other companies. Discuss generally.

Response: The Fund’s Sub-Adviser, ZEGA, is thoroughly familiar with the market for ARKK options, and has strong confidence that they can navigate the options’ liquidity with a high degree of flexibility and efficiency. Through a proactive management strategy, ZEGA systematically assesses liquidity by analyzing both the ARKK ETF and its daily options trading volumes, focusing on the bid/ask spreads to optimize execution for the Fund's trades. ZEGA's network of trading partners grants the Fund access to a wide range of liquidity sources at competitive market prices. Furthermore, for transactions involving large volumes, ZEGA's liquidity providers are ready to assume counter positions as needed, ensuring smooth and effective trade executions.

14.	Under ARKK Price Appreciation Risk (in both Item 4 and Item 9), please confirm whether the last three bulleted paragraphs are appropriately bulleted.

Response: The Trust notes that such last three bulleted paragraphs should not have been bulleted, and the bullet points have been removed.

15.	The Staff notes that the market value for Nvidia is as of July 29, 2022, please update this information.

Response: The Trust confirms that the market value for Nvidia has been updated (per information in Nvidia’s most recent 10-K).

16.	The Staff notes that the market value for Coinbase is as of June 30, 2022, please update this information.

Response: The Trust confirms that the market value for Coinbase has been updated (per information in Coinbase’s most recent 10-K).

17.	In the disclosure under the heading “COIN Price Appreciation Risk - Inverse Digital Assets Sector Risk,” consider mentioning the recent approval of Bitcoin ETFs.

Response: The Trust confirms that the disclosure has been added to the foregoing risk disclosure that mentions the recent approval of Bitcoin ETFs.

18.	The Staff notes that the market value for Apple is as of March 25, 2022, please update this information.

Response: The Trust confirms that the market value for Apple has been updated (per information in Apple’s most recent 10-K).

19.	In the disclosure under the heading “AAPL Price Appreciation Risk – Underlying Security Trading Risk,” there is a statement that “historically, [AAPL’s] shares have exhibited substantial price swings.” Please provide support for the statement that the Underlying Security’s stock has experienced substantial price swings.

Responses: The Trust has determined to retain the risk disclosure, but to modify the foregoing statement to reflect that AAPL has historically experienced only modest (vs. substantial) price swings. The Trust notes that Apple Inc.'s (AAPL) stock has indeed experienced fluctuations (for example, its prices varied between approximately $181 and $193 in a brief period during January 2024), however, these fluctuations have been relatively modest, especially when compared to the volatility of securities underlying other funds.

20.	In Item 9 disclosure, the sentence beginning “To cap a Fund’s potential losses. . . “ is incomplete. Please correct it.

Response: The Trust confirms that the foregoing sentence has been corrected.

21.	In the first paragraph, under the heading “Exchange Traded Options Portfolio,” most of the disclosure in the initial paragraph is included in the terminology section. Consider removing it.

Response: The Trust confirms that the aforementioned paragraph has been removed.

STATEMENT OF ADDITIONAL INFORMATION

22.	Regarding the disclosure on page 37, in Acceptance of Orders of Creation Units, given that the Fund’s strategy involves gaining market exposure to a single common stock, please supplementally address whether the Fund will be able to continue to issue and redeem creation units where there exists market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of the common stock. Has the Fund considered specific circumstances, including some that may not be extraordinary, that may require suspending creation or redemptions? Please disclose as applicable. Please also explain to us how the Fund will be able to create and redeem Fund shares and achieve its investment objective if trading in the underlying issuer has been halted.

Please also supplementally provide a description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not impact the Fund’s ability to create and redeem creation units. In addition, please provide a description of the considerations board of directors and investment adviser gave to the appropriateness of the Fund’s investment objective and strategy given the narrow market exposure and potential issues with issuing and redeeming creation units.

Response: In selecting the single stock issuer exposures for the Funds’ investment strategies, the Adviser considered only seasoned issuers with identified track records of high trading volume and liquidity, with the view of minimizing the investment risks of exposure to a single issuer presented by the Staff. The Adviser reviewed liquidity and trading market data for each underlying issuer and related exchange traded options contracts. The Adviser believes that these underlying issuers, with historical track records of high trading volumes, has effectively supported the liquidity to implement each Fund’s investment strategy. The Adviser presented these attributes of the underlying issuers to the Trust’s Board for its consideration of each Fund’s ability to implement its investment strategy.

The Funds confirm that a suspension of redemption of creation units would only be made in accordance with section 22(e) of the 1940 Act. Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company, including exchange-traded funds, from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a securities for redemption, except in certain circumstances. Rule 22c-1 under the 1940 Act requires the Funds to sell and redeem its shares at a price based upon the current NAV next computed after receipt of an order to purchase or redeem shares. Under Rule 6c-11, a delay in satisfaction of redemption requests for more than seven days is permitted only to the extent additional time for settlement is actually required due to a local market holiday or the extended delivery cycles of a foreign market. Each Funds will meet redemption requests at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that the portion of the redemption baskets made up of the underlying issuer’s shares would be delivered in-kind.

Consistent with Rule 6c-11’s adopting release, which expressed the Staff’s concern regarding an ETF that suspends the issuance of creation units, the Funds do not anticipate circumstances in which a Fund would be required to suspend creation orders. In this regard, each Fund expects to suspend creations orders only in extraordinary circumstances, such as situations in which (a) the order is not in proper form or the deposit securities delivered do not consist of the securities that the Fund’s custodian specified; (b) the deposit securities or deposit cash, as applicable, delivered by an authorized participant are not as disseminated through the facilities of the NSCC for that date by the Fund’s custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the creation deposit would, in the opinion of counsel, be unlawful; (e) acceptance or receipt of the order for a creation unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the custodian, the transfer agent, distributor and/or the Advisor would make it for all practical purposes not feasible to process orders for creation units. Outside of these circumstances, each Fund expects to issue creation units at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that portion of the creation baskets to be in-kind.

If trading in the common stock of an underlying issuer were halted, the listing exchange and options exchange would simultaneously halt trading of the shares and options, respectively, of the associated Fund during this time period. As described above, notwithstanding a halt in trading of a Fund and related options due to an underlying issuer trading halt, the Adviser does not expect that a Fund will be required to discontinue the issuance and redemption of creation units. If the underlying issuer’s market disruption is perceived to be extended in nature (i.e., beyond the end of day trading), the applicable Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the applicable Fund’s course of action with respect to creation unit transactions. A Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Trust and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

The Adviser notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt. If there were creation units issued for cash during a trading halt, a Fund may be unable to apply the proceeds towards portfolio investments. In this regard, it is anticipated that additional cash investments in a Fund would, in turn, be held in cash or cash equivalents on a temporary basis, pending the remainder of the trading halt. This, in effect, would temporarily prevent the Fund from fully implementing its investment strategy. The Adviser has reviewed each underlying issuer’s trading history and notes there have been minimal to no trading halts for each of the underlying issuers over the past 5 years (or, their history of trading, if less than 5 years). Although a trading halt of an underlying issuer’s common stock may occur in the future regardless of its trading history, the Adviser expects any future halt to be temporary in nature (i.e., lifted prior to the end of trading hours) as the underlying issuers are all large-cap, well known issuers. With respect to the underlying issuers, any trading halt occurrence has been for a very limited time period. Based on this history, the Adviser expects that each Fund will be able to execute its options strategy to achieve its respective desired investment outcomes.

In recognition of the risks presented by the above, each Fund discloses a “ETF Risk – Trading” risk factor in its prospectus, as follows:

Trading. Although Shares are listed on a national securities exchange, such as the Exchange, and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. This risk may be greater for the Funds as they seek to have exposure to a single underlying stock as opposed to a more diverse portfolio like a traditional pooled investment. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of a Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at market price that may be below, at or above a Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Underlying Issuer’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, a Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

The Adviser considered whether other factors relating to the Funds’ principal investment strategy that relies on investment exposure to a single issuer could affect the ability of a Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in an underlying issuer’s securities, which, in turn, could result in the inability to determine end of day pricing with a Fund’s swap counterparty.

For the purposes of monitoring the ability to conduct creation and redemption unit transactions, the Adviser and its portfolio managers will employ a market monitoring system similar to that of other ETFs managed by the Adviser. In general, the Trust expects that creation and redemption capabilities will be available at any time the market for the underlying issuers is open for trading. In addition, the Adviser will monitor market availability for options contracts from the time that a creation or redemption order is placed until the settlement of the order at the end of the day. Specifically, the Adviser will monitor each underlying issuer’s market availability and confirm that the desired options contracts are available. To the extent a trading halt on an underlying issuer occurs between the time of creation or redemption order and settlement, the Adviser expects to continue to offer creation and redemption baskets in the manner as described above.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC